February 6, 2006
Via EDGAR and Federal Express
Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Eagle Test Systems, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 23, 2006
File No. 333-130521
Dear Mr. Mancuso:
     This letter is submitted on behalf of Eagle Test Systems, Inc. (“Eagle Test” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Company’s to Registration Statement on Form S-1 (the “Registration Statement”) as amended by Amendment No. 1 filed on January 23, 2006 (“Amendment No. 1”), as set forth in your letter dated February 3, 2006 to Mr. Leonard Foxman (the “Comment Letter”). The Company is concurrently filing Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes that principally reflect responses to the Staff’s comments.
     For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1 and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.
     The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.
     In addition to submitting this letter via EDGAR, simultaneously herewith we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from Amendment No. 1).

U.S. Securities and Exchange Commission
February 6, 2006

Summary, page 1
     Comment No. 1:
     We note your response to our prior comment 4 from our letter dated January 11, 2006. Please revise your disclosure here and in the related section on page 43 to clarify against whom you are comparing yourself when you use comparative language. For example, we note your reference to higher test yields, lower cost of test and significant cost savings. Also, if your disclosure is based on unverified customer feedback, please make that basis for your statements clear.
     Response to Comment No. 1:
     In response to the Staff’s comment, the Company has revised its disclosure in the Summary section and the Business section to (i) clarify against who the Company is comparing itself when using comparative language, (ii) clarify the basis for the comparative statements and (iii) minimize the use of comparative language.
If we fail to maintain adequate internal control, page 11
     Comment No. 2
     We note your response to comment 8; however, it remains unclear how investors can effectively evaluate your current disclosure regarding controls without disclosure of your recent history with control issues.
     Response to Comment No. 2:
     In response to the Staff’s comment, the Company’s has added disclosure in the Risk Factors section and Management’s Discussion and Analysis of Financial Condition and Results of Operations section, describing its recent history with respect to internal control issues.
New Revenue, page 33
     Comment No. 3:
     We note your response to comment 12; however, it remains unclear why it is appropriate for your disclosure solely to attribute your results to an industry downturn if you do not know whether the downturn affected you proportionately or caused potential customers to prefer your competitors’ products.
     Response to Comment No. 3:
     In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 2.

U.S. Securities and Exchange Commission
February 6, 2006

Income taxes, page 34
     Comment No. 4
     We reissue prior comment 14, which sought disclosure that is clear to investors who may not be tax experts.
     Response to Comment No. 4:
     In response to the Staff’s comment, the Company has added additional disclosure, describing the impact of the extraterritorial tax exclusion and the tax method changes.
Business, page 41
     Comment No. 5:
     We reissue comment 15 which sought disclosure in your prospectus.
     Response to Comment No. 5:
     In response to the Staff’s comment, the Company has revised its disclosure. The Company respectfully submits that the disclosure related to “purpose, nature and effect of the 2003 recapitalization” would be most beneficial to investors if discussed in the context of the arrangements with TA Associates. Thus, the Company has addressed this disclosure in the Business section, and also added a more comprehensive disclosure to the Certain Relationships and Related Transactions section.
     Director Compensation, page 56
     Comment No. 6:
     We reissue comment 17. Your disclosure on pages 57 and 59 continues to provide conflicting information regarding the pricing of the options.
     Response to Comment No. 6:
     The Company has revised its disclosure in Amendment No. 2 to reconcile the pricing terms of the annual option disclosed at the top of page 57 of Amendment No. 1 with the disclosure on page 59 of Amendment No. 1.

U.S. Securities and Exchange Commission
February 6, 2006

Compensation Table, page 57
     Comment No. 7:
     We note that the previous version of your filing reported over $24,000 of additional compensation paid to Mr. Weimer. Please tell us how this compensation can be excluded from the table under the formula cited in the footnote designated by an asterisk.
     Response to Comment No. 7:
     The Company supplementally advises the Staff that the “Other Annual Compensation” for Mr. Weimer previously listed as $24,305 was incorrectly calculated to include the fiscal year 2004 contribution to Mr. Weimer’s pension, profit sharing and ESOP account ($9,131, $9,415 and $5,182, respectively) in the aggregate amount of $23,728. The actual fiscal year 2005 contributions to Mr. Weimer’s pension, profit sharing and ESOP account ($3,342, $5,634 and $1,054, respectively) were in the aggregate amount of $10,030. Total other annual compensation for the fiscal year 2005 was $10,607, and accordingly excluded as an amount that does not exceed the lesser of $50,000 or 10% of Mr. Weimer’s annual compensation.
     Comment No. 8:
     Please expand your response to comment 19 to tell us (1) the facts that led you to believe that the individuals should be included in the table previously and (2) how your analysis of those facts has changed.
     Response to Comment No. 8:
     In response to the Staff’s comment, and pursuant to a discussion between the Staff and counsel to the Company on February 6, 2006, the Company has revised its disclosure to include Messrs. Abramovitch and Dollens as “executive officers” in the Executive Officers and Directors table. Given that Mr. Dollens is now deemed an executive officer, the Company has included Mr. Dollens in the Executive Compensation table because he is one of the Company’s four other most highly compensated executive officers (other than the chief executive officer) who was serving as an executive officer as of September 30, 2005 and whose total compensation exceeded $100,000. Mr. Abramovitch was not added to the Executive Compensation table because his total compensation does not rank among the top four other executive officers (other than the chief executive officer). Mr. Abramovitch has been replaced in the table by Mr. Hawrysz, the Company’s Chief Financial Officer, whose total compensation in fiscal 2005 exceeded that of Mr. Abramovitch. The Company has also revised its disclosure throughout the Registration Statement and filed the necessary additional exhibits in connection with Messrs. Abramovitch and Dollens being deemed executive officers.

U.S. Securities and Exchange Commission
February 6, 2006

Employee Stock Ownership Plan, page 61
     Comment No. 9:
     Please disclose the substance of the second paragraph of your response to comment 28.
     Response to Comment No. 9:
     The Company has revised its disclosure in Amendment No. 2 to disclose the substance of the second paragraph of its response to the Staff’s prior comment 28.
Certain Relationships and Related Transactions, page 63
     Comment No. 10:
     Please revise your disclosure so that the purpose of the structure of these transactions is clear. For example, we note the second sentence of the second paragraph to your response to prior comment 9 and the third paragraph of that response. From your revise disclosure, investors should understand the purpose of the transactions, including:
•	why the senior subordinated convertible notes were structured to convert into both senior subordinated notes and penny warrants,

•	why the warrants will be immediately exercised, and

•	how a structure permitting a return of capital facilities tax planning.
     Response to Comment No. 10:
     In response to the Staff’s comment, the Company has revised its disclosure in the Certain Relationships and Related Transactions section.
     Comment No. 11:
     We note your response to our comment 23. Please cite to us the exhibit that amends your agreement with TA Associates regarding your indemnification for “diminutions in value. . . relating to their status as a security holder.”
     Response to Comment No. 11:
     In response to the Staff’s comment, the Company has filed herewith Amendment No. 1 to Stockholders Agreement as Exhibit 10.27 to the Registration Statement which amends the Company’s agreement with TA Associates regarding indemnification for “diminutions in value.”

U.S. Securities and Exchange Commission
February 6, 2006

     Comment No. 12:
     We note your response to comment 25. However, given the definition of material contract in Regulation S-K item 601(b)(10), it appears that both the agreement and its amendment must be filed as exhibits.
     Response to Comment No. 12:
     In response to the Staff’s comment and in accordance with Instruction 2 of Regulation S-K, Item 601, the Company has filed herewith the form of Management Rights Letter Agreement as Exhibit 10.25 to the Registration Statement. In addition and in response to the Staff’s comment, the Company has filed herewith Amendment No. 1 to Management Rights Letter Agreements as Exhibit 10.26.
     Comment No. 13:
     We note your response to our comment 26 regarding payments received from Pacific Support Group. Please clarify, if true, that the source of funds for all payments from Pacific Support Group came from the company in prior years.
     Response to Comment No. 13:
     In response to the Staff’s comment, the Company has revised its disclosure in the Certain Relationships and Related Transactions section to clarify that the Company was the source of all payments from Pacific Support Group to Messrs. Leonard and Theodore Foxman. The Company supplementally advises the Staff that Analog Test Institute assigned all of its assets and liabilities to Pacific Support Group, including its consulting agreement with the Company and the cash on hand that had been received in prior years from the Company and not yet distributed to Messrs. Leonard and Theodore Foxman.
     Comment No. 14:
     We note the disclosure added at the end of the “Stockholders Agreement” section. Please expand your disclosure in response to Regulation S-K item 511 to provide the separate line item required by the second sentence of the instruction to that Item.
     Response to Comment No. 14:
     In response to the Staff’s comment, the Company has revised Item 13 of Part II, adding a separate line item as required by the second sentence of the instruction to Regulation S-K, Item 511.

U.S. Securities and Exchange Commission
February 6, 2006

Principal and Selling Stockholders, page 66
     Comment No. 15:
     We note your response to our comments 27 and 28. Please disclose in the footnotes how the voting and investment control is allocated for shares held by your Employee Stock Ownership Plan and how such control would change after the offering.
     Response to Comment No. 15:
     In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 2 to include the present and post-offering allocation of voting and investment power over shares of Common Stock of the Company held by the Company’s Employee Stock Ownership Plan.
Experts, page 79
     Comment No. 16:
     Please ensure that the consent of Valuation Research matches your disclosure in this section, including consent to your reference to the report and our use of “any statements contained in such report.”
     Response to Comment No. 16:
     In response to the Staff’s comment, the Company has re-filed Exhibit 23.3 to the Registration Statement, the Consent of Valuation Research Corporation. The Consent has been revised to match the disclosure in the Experts section of the Registration Statement.
     Exhibit 5.1
     Comment No. 17:
     The opinion that you file should not make conclusions regarding governing law like the third paragraph in the draft provided.
     Response to Comment No. 17:
     In response to the Staff’s comment, the second sentence in the third paragraph of the draft opinion of counsel to be filed as Exhibit 5.1 to the Registration Statement has been removed. The revised draft of the opinion is attached as Annex I to this letter.

U.S. Securities and Exchange Commission
February 6, 2006

     Comment No. 18:
     The opinion that you file should not assume conclusions of law that are a necessary requirement of the ultimate opinion given. For example, we note that the draft that you provided assumes that when the shares “have been duly issued. . .” they will be “validly issued. . .”
     Response to Comment No. 18:
     In response to the Staff’s comment, the conclusion of law that the shares have been “duly” issued has been removed as a condition to the ultimate opinion that such shares will be “validly issued.” The revised draft of the opinion is attached as Annex I to this letter.
     Comment No. 19:
     We note the assumption regarding the filing of the certificate of incorporation in Delaware. It is unclear why that filing will not be complete before the effectiveness of the registration statement.
     Response to Comment No. 19:
     The Company supplementally advises that staff that the Amended and Restated Certificate of Incorporation will be filed with the Secretary of State of the State of Delaware prior to the effectiveness of the Registration Statement. The assumption that the Amended and Restated Certificate of Incorporation has been filed is necessary in the opinion of counsel because the opinion will be delivered to the Company and filed as Exhibit 5.1 to the Registration Statement prior to the time that the Amended and Restated Certificate of Incorporation will be filed in Delaware.
* * *

U.S. Securities and Exchange Commission
February 6, 2006

     If you have any questions or require additional information, please contact the undersigned at (617) 570-1163 or John R. LeClaire at (617) 570-1144.

Sincerely, /s/ Michael S. Turner Michael S. Turner

Enclosures

cc:	Leonard Foxman, Chief Executive Officer
Theodore Foxman, Chief Operating Officer
Stephen J. Hawrysz, Chief Financial Officer
     Eagle Test Systems, Inc.
John R. LeClaire, Esq.
Shachar Hadar, Esq.
Goodwin Procter LLP

ANNEX I
______________ ___, 2006
Eagle Test Systems, Inc.
2200 Millbrook Drive
Buffalo Grove, IL 60089

Re:	Securities Being Registered under Registration Statement on Form S-1
Ladies and Gentlemen:
     This opinion letter is furnished to you in connection with your filing of a Registration Statement on Form S-1 (File No. 333-130521) (as amended or supplemented, the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of the offering by Eagle Test Systems, Inc., a Delaware corporation (the “Company”), of up to [                    ] shares of the Company’s Common Stock, $0.01 par value per share (the “Shares”), of which (i) up to [                    ] Shares (including [                    ] Shares purchasable by the underwriters upon their exercise of an over-allotment option granted to the underwriters by the Company) will be issued and sold by the Company and (ii) the remaining [                    ] Shares will be sold by a certain stockholder of the Company (the “Selling Stockholder”). The Shares are to be sold by the Company and the Selling Stockholder to the several underwriters named in, and pursuant to, an underwriting agreement among the Company, the Selling Stockholder and such underwriters (the “Underwriting Agreement”).
     We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions expressed below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates and other inquiries of officers of the Company.
     The opinion expressed below is limited to the Delaware General Corporation Law (which includes applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the Delaware General Corporation Law and the Delaware Constitution).
     Based on the foregoing, we are of the opinion that when the Company’s Amended and Restated Certificate of Incorporation substantially in the form filed as an exhibit to the Registration Statement has been filed with the Secretary of State of the State of Delaware, and the Shares to be issued and sold by the Company and the Shares to be sold by the Selling Stockholder have been issued and delivered against payment therefor in accordance with the terms of the Underwriting Agreement, such Shares will be validly issued, fully paid and non-assessable.

     We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm under the caption “Legal Matters” in the Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours, GOODWIN PROCTER LLP